Exhibit 99.2

UNITED UTILITIES PLC

DIRECTORS’ INTEREST IN SHARES

14 October 2003

Mr Gordon Waters, has notified the company today of his revised interest in A shares in the capital of the company, totalling 22,278 amounting to 0.0072% of the A shares in issue, following the recent Rights Issue.

Contact: United Utilities PLC – Simon Bielecki 01925 237033 or Paul Davies 01925 237051

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.